UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Shoe Pavilion, Inc.

(Name of Insurer)

Common Stock

(Title of Class of Security)

824894109 (CUSIP Number)

September 22, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section under the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 824894109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Jack Roth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 555,262 shares 6. Shared Voting Power -0- shares 7. Sole Dispositive Power 555,262 shares 8. Shared Dispositive Power 136,350 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 691,612 shares
10.	Check if the Aggregate Amounts in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.2%
12.	Type of Reporting Person (See Instructions) IN

ITEM 1	(a)	Name of Issuer:

Shoe Pavilion, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

3200 Regatta Boulevard Richmond, California 94804

ITEM 2	(a)	Name of Person Filing:

Jack Roth

	(b)	Address of Principal Business Offices or, if none, Residence:

1801 Century Park East Los Angeles, CA 90067

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

824894109

ITEM 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1(ii)(G)

	(h)	☐ A savings association as defined as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

ITEM 4	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities the issuer identified in Item 1.

(a) Amount beneficially owned: 691,612 shares

(b) Percentage of class: 10.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 555,262 shares

(ii) Shared power to vote or to direct the vote: -0- shares

(iii) Sole power to dispose or to direct the disposition of: 555,262 shares

(iv) Shared power to dispose or to direct the disposition of: 136,350 shares

Instructions. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1)

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS

Not Applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2005

/s/ Jack Roth
JACK ROTH